Exhibit 99.3

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Catherine ENCK Tél. : 33 (1) 47 44 37 76 Thomas FELL Tél. 33 (1) 47 44 47 51	TotalFinaElf reports First Quarter 2002 net income excluding non-recurring items • 1.42 billion euros, a 36% decrease • 2.12 euros per share, a 32% decrease 7.1% increase in hydrocarbon production
Sophie LE CONG NEN-ALIOT
Tél. : 33 (1) 47 44 48 00

Patricia MARIE
Tél. : 33 (1) 47 44 45 90

Christine MELVILLE
Tél. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tél. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tél. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tél. : 33 (1) 47 44 51 04

Franklin BOITIER
Tél. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Paris – May 22, 2002 – TotalFinaElf reported a limited decline of 32% in earnings per share, excluding non-recurring items, for the first quarter 2002 versus the same quarter last year, despite the overall weaker oil market environment.

The average Brent oil price fell by 18% to $21.1/b in the first quarter 2002 from $25.8/b in the first quarter 2001. European refining margins fell to one-sixth of the year-ago level to reach $2.4/t in the first quarter 2002, and petrochemical margins decreased to historic lows. Partially offsetting these impacts was a 5% increase in the dollar relative to the euro, with the average exchange rate settling to $0.88 per euro in the first quarter 2002.

Given the weaker environment, operating income from the business segments fell by 35% to 2,432 million euros in the first quarter 2002 from 3,748 million euros in the first Quarter 2001. There were no non-recurring items affecting operating income for either Quarter.

Net operating income from the business segments excluding non-recurring items fell by 41% to 1,356 million euros in the first quarter 2002 from 2,299 million euros in the first quarter 2001. The proportionately larger decrease in net operating income takes into account the fact that the Upstream segment, which is more heavily taxed than the Downstream and Chemicals segments, contributed a larger share of the operating Income in the first quarter 2002 than in the first quarter 2001.

Net income excluding non-recurring items declined by 36% to 1,419 million euros in the first quarter 2002 versus the same period last year. Relative to the decrease in net Operating income from the business segments, the decrease in net income takes into Account the positive impact of lower net interest expense in the first quarter 2002 as Compared to the first quarter 2001.

Earnings per share excluding non-recurring items, based on 670.6 million fully-diluted Weighted-average shares in the first quarter 2002, declined by only 32% to 2.12 euros per share compared to 3.12 euros per share in the same quarter last year, reflecting the positive impact of the share buy-back program.

During the first quarter 2002, TotalFinaElf bought back 2.60 million shares for a total of 0.41 billion euros. As of March 31, 2002, the number of fully-diluted shares was 670.6 million compared to 704.5 million at March 31, 2001.

Net income for the first quarter 2002 declined by 35% to 1,429 million euros, including a net positive impact from non-recurring items of 10 million euros, consisting primarily of gains on sales of financial participations offset by additional restructuring charges in the Chemicals segment and a provision related to the company’s decision not to reopen the AZF fertilizer plant in Toulouse following the explosion there on September 21, 2001.
2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21
The estimation of the potential financial impact stemming from the crisis in Argentina has not been completed at this time and no provision was made in the first quarter 2002. TotalFinaElf’s operations in Argentina are limited relative to the scale of the Group.

The net-debt-to-equity ratio at March 31, 2002, was 29.5% compared to 30.9% at December 31, 2001.

Catherine ENCK Tél. : 33 (1) 47 44 37 76	Consolidated accounts – TotalFinaElf

Thomas FELL Tél. 33 (1) 47 44 47 51

Sophie LE CONG NEN-ALIOT	In millions of euros	1Q02	1Q01%
Tél. : 33 (1) 47 44 48 00
	Sales	23,784	27,322	– 13%
Patricia MARIE Tél. : 33 (1) 47 44 45 90	Operating income from business segments	2,432	3,748	– 35%
	excluding non-recurring items
Christine MELVILLE Tél. : 33 (1) 47 44 45 91	Net operating income from business segments	1,356	2,299	– 41%
	excluding non-recurring items
Christine de CHAMPEAUX Tél. : 33 (1) 47 44 47 49	Net income	1,419	2,206	– 36%
	excluding non-recurring items
Thomas SAUNDERS Tél. : 33 (1) 47 44 42 30	Net income	1,429	2,206	– 35%

Laurence FRANCISCO	Earnings per share (euros)	2.12	3.12	– 32%
Tél. : 33 (1) 47 44 51 04	excluding non-recurring items

Franklin BOITIER	Investments (1)	2,109	2,433	– 13%
Tél. : 33 (1) 47 44 59 81
TOTAL FINA ELF S.A. Capital 7 087 201 730 euros	Divestments (2)	586	1,168	– 50%
542 051 180 R.C.S. Nanterre	based on selling price

www.totalfinaelf.com	Cash flow from operating activities	2,458	4,572	– 46%

	(1) includes increases in long-term loans
	(2) includes repayments of long-term loans

	Impact of non-recurring items

	in millions of euros		1Q02	1Q01

	Impact of non-recurring items on operating income		–	–
	Impact of non-recurring items on net income
	Gain on asset sales		143	–
	Toulouse-AZF plant impact		(102)	–
2, place de la Coupole	Restructuring charges and early retirement plans		(31)	–
La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	Total		10	–

Catherine ENCK Tél. : 33 (1) 47 44 37 76
Thomas FELL	Number of shares
Tél. 33 (1) 47 44 47 51

Sophie LE CONG NEN-ALIOT Tél. : 33 (1) 47 44 48 00	Millions	1Q02	1Q01%

Patricia MARIE Tél. : 33 (1) 47 44 45 90	Fully-diluted weighted-average shares	670.6	706.2	– 5%

Christine MELVILLE Tél. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX Tél. : 33 (1) 47 44 47 49	Oil market environment

Thomas SAUNDERS Tél. : 33 (1) 47 44 42 30

Laurence FRANCISCO		1Q02	1Q01%
Tél. : 33 (1) 47 44 51 04
	€/$	0.88	0.92	+ 5% *
Franklin BOITIER
Tél. : 33 (1) 47 44 59 81	Brent ($/b)	21.1	25.8	– 18%

TOTAL FINA ELF S.A.	European refining margins TRCV ($/t)	2.4	15.1	– 84%
Capital 7 087 201 730 euros 542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	* change in the dollar versus the euro

Upstream

Operating income from the Upstream segment fell by 22% to 2,016 million euros in the first quarter 2002 from 2,573 million euros in the first quarter 2001, primarily as a result of the decline in hydrocarbon prices.

Net operating income excluding non-recurring items from the Upstream segment fell by 25% to 1,066 million euros in the first quarter 2002.

Hydrocarbon production rose by 7.1% to 2,401 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2002 from 2,242 kboe/d in the first quarter 2001. Excluding the decrease in production linked to OPEC quota reductions, Upstream production increased by 9.9%. Production growth was primarily due to a number of start-ups, the largest being Elgin-Franklin in the UK North Sea, Girassol in Angola, Huldra in Norway, Deir Ez Zor gas in Syria, and the Sincor upgrader in Venezuela.

In Europe, during the first quarter 2002, production from the K1A gas field in the Dutch North Sea started in early March, and a rearrangement of interests in the fields within the Oseberg zone in the Norwegian North Sea allowed the company to have a 10% interest in all of the Oseberg zone fields.

The tax changes proposed by the British government had no impact on the first quarter 2002 results. An evaluation of the impact of the proposed changes, if approved, is underway.

In the CIS, TotalFinaElf signed an exploration and development agreement with the Russian company Yukos covering the Shatsky zone in the Black Sea.

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	In the Middle East, the South Pars offshore gas and condensate field (Phases 2 and 3) in Iran began production in March. In Syria, the Dezgaz project, intended to commercialize the gas production from the Deir Ez Zor region, reached full capacity. In Oman, TotalFinaElf was awarded a 100% interest in the exploration Block 34.

In Asia, TotalFinaElf was awarded a 60% interest in Brunei’s offshore exploration Block J.

Catherine ENCK Tél. : 33 (1) 47 44 37 76 Thomas FELL Tél. 33 (1) 47 44 47 51 Sophie LE CONG NEN-ALIOT Tél. : 33 (1) 47 44 48 00 Patricia MARIE Tél. : 33 (1) 47 44 45 90	In Africa, the highlight of the first quarter 2002 has been the rapid increase in production from the Girassol field on Block 17 offshore Angola. Launched in December 2001, production reached its projected plateau of 200 kb/d during the first quarter 2002. In Nigeria, the final investment decision was approved for the 4 th and 5 th natural gas liquefaction trains at the Bonny LNG plant.

In South America, the Kairi-2 appraisal well, offshore Trinidad, was drilled and successfully tested. In Venezuela, first production of synthetic crude from the Sincor upgrader began in March 2002.

Christine MELVILLE Tél. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX	Upstream – key figures	1Q02	1Q01%
Tél. : 33 (1) 47 44 47 49

Thomas SAUNDERS Tél. : 33 (1) 47 44 42 30	Production (kboe/d)	2,401	2,242	+ 7%

Laurence FRANCISCO Tél. : 33 (1) 47 44 51 04	• Liquids (kb/d)	1,558	1,477	+ 5%
	• Gas (Mcfd)	4,607	4,194	+ 10%
Franklin BOITIER Tél. : 33 (1) 47 44 59 81	Operating income (M€)	2,016	2,573	– 22%
	excluding non-recurring items
TOTAL FINA ELF S.A. Capital 7 087 201 730 euros	Net operating income (M€)	1,066	1,422	– 25%
542 051 180 R.C.S. Nanterre	excluding non-recurring items

www.totalfinaelf.com	Investments (M€)	1,643	1,838	– 11%

	Divestments (M€)	223	152	+ 47%
	based on selling price

	Cash flow from operating activities (M€)	1,692	2,115	– 20%

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	Downstream

Operating income from the Downstream segment fell by 66% to 295 million euros in the first quarter 2002 from 856 million euros in the first quarter 2001. The decrease is due largely to the sharp decline in European refining margins and to a lesser extent to marketing margins. The severe downturn in the market environment had a strong negative impact on results which was partially offset by continued synergy and productivity gains.

The 64% decrease in net operating income excluding non-recurring items for the first quarter 2002 versus the same period last year reflects the decline in operating income.

Taking into account the poor market conditions in the first quarter 2002 and the program of refinery turn-arounds, refinery throughput declined by 4% to 2.39 Mb/d in the first quarter 2002 from 2.50 Mb/d in the first quarter 2001.

Catherine ENCK
Tél. : 33 (1) 47 44 37 76	Downstream – key figures	1Q02	1Q01%

Thomas FELL Tél. 33 (1) 47 44 47 51	Refinery throughput* (kb/d)	2,393	2,497	– 4%

Sophie LE CONG NEN-ALIOT	Operating income (M€)	295	856	– 66%
Tél. : 33 (1) 47 44 48 00	excluding non-recurring items

Patricia MARIE Tél. : 33 (1) 47 44 45 90	Net operating income (M€)	250	697	– 64%
	excluding non-recurring items
Christine MELVILLE Tél. : 33 (1) 47 44 45 91	Investments (M€)	132	129	+ 2%

Christine de CHAMPEAUX Tél. : 33 (1) 47 44 47 49	Divestments (M€)	35	922	– 96%
	based on selling price
Thomas SAUNDERS Tél. : 33 (1) 47 44 42 30	Cash flow from operating activities (M€)	581	1,008	– 42%

Laurence FRANCISCO Tél. : 33 (1) 47 44 51 04	* includes share of Cepsa

Franklin BOITIER Tél. : 33 (1) 47 44 59 81
TOTAL FINA ELF S.A. Capital 7 087 201 730 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	Chemicals

Sales for the Chemicals segment decreased by 10% to 4,748 million euros in the first quarter 2002 from 5,283 million euros in the first quarter 2001.

Operating income fell by 62% to 121 million euros in the first quarter 2002 from 319 million euros in the first quarter 2001. The decrease was driven primarily by the sharp fall in base chemical margins to historic lows. Intermediates & performance polymers as well as the Specialties resisted relatively well in a difficult environment.

Net operating income excluding non-recurring items declined to 40 million euros in the first quarter 2002, a 78% decrease from the same quarter last year.

	Chemicals – key figures (M€)	1Q02	1Q01%

	Sales	4,748	5,283	– 10%

	Operating income	121	319	– 62%
	excluding non-recurring items

	Net operating income	40	180	– 78%
	excluding non-recurring items

	Investments	256	400	– 36%

	Divestments	32	78	– 59%
	based on selling price
2, place de la Coupole
La Défense 6 92 400 Courbevoie France	Cash flow from operating activities	(10)	367	–
Fax : 33 (1) 47 44 68 21

Catherine ENCK Tél. : 33 (1) 47 44 37 76	Summary and outlook

Thomas FELL
Tél. 33 (1) 47 44 47 51

Sophie LE CONG NEN-ALIOT
Tél. : 33 (1) 47 44 48 00

Patricia MARIE
Tél. : 33 (1) 47 44 45 90

Christine MELVILLE
Tél. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tél. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tél. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tél. : 33 (1) 47 44 51 04

Franklin BOITIER
Tél. : 33 (1) 47 44 59 81	Investments reflected the announced strategy of the company, with 78% of first quarter investments dedicated to the Upstream segment.

Divestments in the first quarter 2002, based on selling price, were 586 million euros, being comprised notably of sales of financial participations and shares of Sanofi- Synthelabo.

TotalFinaElf bought back 2.78 million of its own shares for 0.44 billion euros over the first four months of 2002.

Realization of growth and synergies/productivity programs progressed satisfactorily and in line with announced objectives. Good performance by the Upstream segment allows confirmation of the full-year objective to increase hydrocarbon production by 10% in 2002 versus 2001.

Since the beginning of the second quarter 2002, the oil market environment has remained mixed. Refining and petrochemical margins are still at very low levels, while oil prices have increased.
• • •

TOTAL FINA ELF S.A. Capital 7 087 201 730 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	To listen to a replay (available 2 days) of today’s conference call held at 5:00 p.m (Paris time) by Robert Castaigne, CFO of TotalFinaElf, please dial + 44 (0) 208 288 44 59 (access code 616 162) from Europe or + 1 703 736 7336 (access code 616 162) from the US.
The first quarter 2001 financial results released on May 17, 2001, are based on internal reporting. The interim financial statements included in this document for the first quarter 2001 and 2002 are unaudited. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of the TotalFinaElf Group. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. The TotalFinaElf Group does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission

OPERATING INFORMATION BY SEGMENT FIRST QUARTER 2002
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tél. : 33 (1) 47 44 37 76

Thomas FELL
Tél. 33 (1) 47 44 47 51

Sophie LE CONG NEN-ALIOT
Tél. : 33 (1) 47 44 48 00

Patricia MARIE
Tél. : 33 (1) 47 44 45 90

Christine MELVILLE
Tél. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tél. : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tél. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tél. : 33 (1) 47 44 51 04

Franklin BOITIER
Tél. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

	Upstream

	Combined liquids and gas production by region

	in kboe/d	1Q02	1Q01%

	Europe	888	777	+ 14%

	Africa	682	634	+ 8%

	North America	42	47	– 11%

2, place de la Coupole	Far East	229	226	+ 1%
La Défense 6 92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21	Middle East	411	413	–

Catherine ENCK Tél. : 33 (1) 47 44 37 76	South America	143	138	+ 4%

Thomas FELL Tél. 33 (1) 47 44 47 51	Rest of world	6	7	– 14%

Sophie LE CONG NEN-ALIOT Tél. : 33 (1) 47 44 48 00	Total production	2,401	2,242	+ 7%

Patricia MARIE Tél. : 33 (1) 47 44 45 90
	Liquids production by region

Christine MELVILLE Tél. : 33 (1) 47 44 45 91	in kb/d	1Q02	1Q01%

Christine de CHAMPEAUX Tél. : 33 (1) 47 44 47 49	Europe	455	407	+ 12%

Thomas SAUNDERS	Africa	606	564	+ 7%
Tél. : 33 (1) 47 44 42 30
	North America	5	7	– 29%
Laurence FRANCISCO
Tél. : 33 (1) 47 44 51 04	Far East	25	27	– 7%

Franklin BOITIER Tél. : 33 (1) 47 44 59 81	Middle East	366	372	– 2%

TOTAL FINA ELF S.A. Capital 7 087 201 730 euros	South America	95	93	+ 2%
542 051 180 R.C.S. Nanterre www.totalfinaelf.com	Rest of world	6	7	– 14%

	Total production	1,558	1,477	+ 5%

	Gas production by region

	in Mcfd	1Q02	1Q01%

	Europe	2,365	2,000	+ 18%

	Africa	399	368	+ 8%

	North America	194	218	– 11%

	Far East	1,159	1,139	+ 2%

	Middle East	227	224	+ 1%

2, place de la Coupole La Défense 6 92 400 Courbevoie France	South America	263	245	+ 7%
Fax : 33 (1) 47 44 68 21	Rest of world	–	–	–

Catherine ENCK Tél. : 33 (1) 47 44 37 76	Total production	4,607	4,194	+ 10%

Thomas FELL Tél. 33 (1) 47 44 47 51 Sophie LE CONG NEN-ALIOT Tél. : 33 (1) 47 44 48 00
	Downstream
Patricia MARIE Tél. : 33 (1) 47 44 45 90	Refinery throughput by region

Christine MELVILLE Tél. : 33 (1) 47 44 45 91	in kb/d	1Q02	1Q01%

Christine de CHAMPEAUX Tél. : 33 (1) 47 44 47 49	France	904	1,041	– 13%

Thomas SAUNDERS Tél. : 33 (1) 47 44 42 30	Rest of Europe	1,198	1,166	+ 3%

Laurence FRANCISCO Tél. : 33 (1) 47 44 51 04	Rest of world	291	290	–

Franklin BOITIER Tél. : 33 (1) 47 44 59 81	Total refinery throughput*	2,393	2,497	– 4%

	* includes share of Cepsa

TOTAL FINA ELF S.A. Capital 7 087 201 730 euros 542 051 180 R.C.S. Nanterre www.totalfinaelf.com	Chemicals

As of January 1, 2002, results of the Chlorochemicals activities have been moved from the Intermediates & Performance Polymers sector to the Petrochemicals & Plastics sector, which already includes the chlorovinyl chain. To reflect the broadening of this sector’s activity, the name has been changed to “Base chemicals & polymers”. The data presented in the table below has been restated for the year 2001 to take into account this change.

	Chemicals – key figures (B€)	1Q02	1Q01%

	Chemicals Sales	4.75	5.28	– 10%

	• Base chemicals & polymers	1.79	2.16	– 17%
	• Intermediates & performance polymers	0.97	1.16	– 16%
	• Specialties	1.97	1.96	+ 1%
	• Corporate - Chemicals	0.02	0	–

	Chemicals Operating income	0.12	0.32	– 62%

2, place de la Coupole	• Base chemicals & polymers	(0.07)	0.09	–
La Défense 6	• Intermediates & performance polymers	0.09	0.11	– 18%
92 400 Courbevoie France	• Specialties	0.13	0.13	–
Fax : 33 (1) 47 44 68 21	• Corporate - Chemicals	(0.03)	(0.01)	–

Catherine ENCK Tél. : 33 (1) 47 44 37 76

Thomas FELL Tél. 33 (1) 47 44 47 51 Sophie LE CONG NEN-ALIOT Tél. : 33 (1) 47 44 48 00	The 2001 data for the Chemicals, reflecting the new sector allocation for the Chlorochemicals, is presented by quarter in the table below.

Patricia MARIE Tél. : 33 (1) 47 44 45 90	in billions of euros	1Q01	2Q01	3Q01	4Q01	2001

Christine MELVILLE Tél. : 33 (1) 47 44 45 91	Chemical Sales	5.28	5.21	4.86	4.21	19.56

Christine de CHAMPEAUX	• Base chemicals & polymers	2.16	1.97	1.90	1.54	7.57
Tél. : 33 (1) 47 44 47 49	• Intermediates & performance polymers	1.16	1.10	1.00	0.91	4.17
	• Specialties	1.96	2.12	1.94	1.75	7.77
Thomas SAUNDERS	• Corporate - Chemicals	0	0.02	0.02	0.01	0.05
Tél. : 33 (1) 47 44 42 30

Laurence FRANCISCO Tél. : 33 (1) 47 44 51 04	Chemicals Operating income	0.32	0.29	0.22	0.26	1.09

Franklin BOITIER Tél. : 33 (1) 47 44 59 81	• Base chemicals & polymers	0.09	0.03	0.06	0.07	0.25
	• Intermediates & performance polymers	0.11	0.12	0.06	0.04	0.33
TOTAL FINA ELF S.A.	• Specialties	0.13	0.16	0.12	0.09	0.50
Capital 7 087 201 730 euros	• Corporate - Chemicals	(0.01)	(0.02)	(0.02)	0.06	0.01
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com